Exhibit 99.2

LAKE SHORE GOLD CORP.

Condensed Consolidated Interim Financial Statements

(September 30, 2014 and 2013)

(unaudited)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars, unaudited )

As at	Note	September 30, 2014	December 31, 2013

Assets
Current assets
Cash and cash equivalents		$62,190	$33,120
Receivables and prepaids		2,993	3,589
Inventories and stockpiled ore	6	23,164	20,378
		88,347	57,087
Non-current assets
Available for sale financial assets		1,820	416
Investments in associates	7	897	1,749
Restricted cash		7,343	7,095
Mining interests	8	526,852	531,585
		$625,259	$597,932

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$23,330	$21,619
Current portion of finance lease obligations		7,500	3,446
Current portion of long term debt	9	13,460	13,339
Deferred premium on flow-through shares	10(a)	783	—
		45,073	38,404
Non-current liabilities
Finance lease obligations		8,018	6,150
Long term debt	9	101,820	116,686
Share-based liabilities		2,533	754
Environmental rehabilitation provision		5,374	4,770
		117,745	128,360

Equity	10
Share capital		1,022,041	1,017,262
Equity portion of convertible debentures		14,753	14,753
Reserves		32,166	31,388
Deficit		(606,519)	(632,235)
		462,441	431,168
		$625,259	$597,932

Commitments and contractual obligations note 10(a)

See accompanying notes to the condensed consolidated interim financial statements

Approved by the Board

[signed Alan Moon]	[signed Arnold Klassen]

Alan Moon	Arnold Klassen
Director, Chair of the Board of Directors	Director, Chair of the Audit Committee

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands of Canadian dollars, except per share amounts, unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2014	2013	2014	2013

Revenue		$63,514	$44,301	$200,064	$126,833
Production costs	3	(29,554)	(23,428)	(91,625)	(75,539)
Depletion and depreciation		(17,816)	(13,319)	(55,614)	(38,083)
Earnings from mine operations		16,144	7,554	52,825	13,211

Expenses
General and administrative		(3,281)	(2,823)	(10,967)	(8,711)
Exploration and evalution		(404)	(239)	(851)	(1,013)
Share of loss of investments in associates	7	(172)	(411)	(554)	(962)
Write down of investments in associates	7	—	(619)	—	(3,572)
Earnings (loss) from operations and associates		12,287	3,462	40,453	(1,047)
Other income (loss), net	4	126	(1,685)	(409)	6,963

Finance items	5
Finance income		168	194	369	652
Finance expense		(4,692)	(3,689)	(14,697)	(10,042)
Earnings (loss) from continuing operations		7,889	(1,718)	25,716	(3,474)
Loss from discontinued operations	7(i)	—	—	—	(4,302)
Net earnings (loss)		$7,889	$(1,718)	$25,716	$(7,776)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Other comprehensive loss from continuing operations, net of tax
Unrealized gain on available for sale investments		206	519	68	2,068
Other comprehensive income from discontinued operations
Exchange differences on translation of foreign operations	7(i)	—	—	—	3,967
Comprehensive income (loss) from continuing operations		$8,095	$(1,199)	$25,784	$(1,406)
Comprehensive loss from discontinued operations		—	—	—	(335)
Total comprehensive income (loss)		$8,095	$(1,199)	$25,784	$(1,741)

Basic and diluted income (loss) per share	10(c)
Income (loss) per share from continuing operations		$0.02	$0.00	$0.06	$(0.01)
Income (loss) per share		$0.02	$0.00	$0.06	$(0.02)

Weighted average number of common shares outstanding (in 000’s) note 10(c)
Basic		422,342	416,620	419,367	416,507
Diluted		428,673	416,620	423,919	416,507

See accompanying notes to the condensed consolidated interim financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars, unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2014	2013	2014	2013

Operating Activities

Net earnings (loss) form continuing operations		$7,889	$(1,718)	$25,716	$(3,474)
Add (Deduct):
Depletion and depreciation		17,816	13,345	55,614	38,176
Share-based payments expense note 10(b(ii))		874	412	2,676	1,647
Share of loss of investments in associates		172	411	554	962
Write down of investments in associates		—	619	—	3,572
Other loss (income), net		(126)	1,685	409	(6,963)
Finance income		(168)	(194)	(369)	(652)
Interest received		199	64	362	152
Finance expense		4,692	3,689	14,697	10,042
Interest paid		(3,743)	(4,141)	(8,368)	(9,259)
Change in non-cash operating working capital	11	763	(1,637)	(1,169)	2,187
Net cash flow provided by operating activities		28,368	12,535	90,122	36,390
Net cash flow used in discontinued operating activities		—	—	—	—

Investing Activities
Additions to mining interests, including movements in working capital		(13,963)	(17,362)	(40,748)	(87,686)
Restricted cash		—	—	(248)	—
Proceeds from sale of mining interests		—	—	—	200
Net cash flow used in investing activities		(13,963)	(17,362)	(40,996)	(87,486)

Financing Activities

Long term debt payments	9(a)	(3,948)	(3,999)	(21,988)	(12,670)
Payment of finance lease obligations		(1,612)	(995)	(3,530)	(5,271)
Common shares issued for cash (net of share issue costs)	10(a)	—	—	4,961	—
Exercise of stock options		286	—	481	23
Proceeds from long term debt, net of transaction costs		—	—	—	34,927

Net cash (used in) provided by financing activities		(5,274)	(4,994)	(20,076)	17,009

Impact of foreign exchange on cash balances		26	(50)	20	118

Increase (decrease) in cash and cash equivalents during the period		$9,157	$(9,871)	$29,070	$(33,969)
Cash and cash equivalents at beginning of period		53,033	24,617	33,120	48,715
Cash and cash equivalents at end of period		$62,190	$14,746	$62,190	$14,746

Supplemental cash flow information note 11

See accompanying notes to the condensed consolidated interim financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of Canadian dollars, except for share information, unaudited)

		Share capital		Equity	Reserves
	Note	Shares (‘000s)	Amount	portion of convertible debentures	Warrants	Share-based payments	Investment revaluation reserve	Deficit	Equity
At January 1, 2014		416,620	$1,017,262	$14,753	$2,469	$28,682	$237	$(632,235)	$431,168
Shares issued as part of various agreements	8	50	45	—	—	—	—	—	45
Flow through shares issued	10(a)	5,300	4,077	—	—	—	—	—	4,077
Share based payments	10(b(ii))	—	—	—	—	887	—	—	887
Stock-options exercised (including transfer from reserves of $177)		553	657	—	—	(177)	—	—	480
Net income and comprehensive income		—	—	—	—	—	—	25,716	25,716
Other comprehensive loss, net of tax		—	—	—	—	—	68	—	68
Total comprehensive income							68	25,716	25,784
At September 30, 2014		422,523	$1,022,041	$14,753	$2,469	$29,392	$305	$(606,519)	$462,441

		Share capital			Reserves
	Note	Shares (‘000s)	Amount	Equity portion of convertible debentures	Warrants	Share-based payments	Currency translation adjustment	Investment revaluation reserve	Deficit	Equity
At January 1, 2013		415,654	$1,016,524	$14,753	$2,469	$26,259	$(3,967)	$(1,549)	$(398,766)	$655,723
Shares issued as part of various agreements (net of share issue costs of $30)		936	702	—	—	—	—	—	—	702
Share based payments	10(b(ii))	—	—	—	—	1,652	—	—	—	1,652
Stock-options exercised (including transfer from reserves of $13)		30	36	—	—	(13)	—	—	—	23
Net loss		—	—	—	—	—	—	—	$(7,776)	(7,776)
Other comprehensive income, net of tax		—	—	—	—	—	3,967	2,068	—	6,035
Total comprehensive loss							3,967	2,068	(7,776)	(1,741)
At September 30, 2013		416,620	$1,017,262	$14,753	$2,469	$27,898	$—	$519	$(406,542)	$656,359
Share based payments		—	—	—	—	784	—	—	—	784
Net loss		—	—	—	—	—	—	—	$(225,693)	(225,693)
Other comprehensive income, net of tax		—	—	—	—	—	—	(282)	—	(282)
Total comprehensive loss						784	—	(282)	(225,693)	(225,191)
At December 31, 2013		416,620	$1,017,262	$14,753	$2,469	$28,682	$—	$237	$(632,235)	$431,168

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

1.              DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) is a publicly listed company, incorporated in Canada; the Company’s shares are traded on the Toronto Stock Exchange and on the NYSE MKT stock exchange. The head office, principal address and record office are located at 181 University Avenue, Suite 2000, Toronto, Ontario, Canada, M5H 3M7. The Company is primarily engaged in the operation, exploration and development of three gold complexes located in the Timmins Gold Camp in Timmins, Ontario; the Company also has certain exploration properties in Quebec. The Company is in commercial production at its Timmins West Mine and Bell Creek Mine.

2.              BASIS OF PREPARATION

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), and follow the same accounting policies and methods of application as the annual consolidated financial statements of the Company for the year ended December 31, 2013, except as noted below under changes in accounting policies. These condensed consolidated interim financial statements do not contain all disclosures required by IFRS and accordingly should be read in conjunction with the 2013 annual consolidated financial statements and the notes thereto. The condensed consolidated interim financial statements were approved by the Board of Directors of the Company on October 29, 2014.

These condensed consolidated interim financial statements have been prepared under the historical cost convention, except for certain financial instruments, as set out in the accounting policies in note 3 of the 2013 annual consolidated financial statements.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements, are disclosed in note 4 of the 2013 annual consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

IAS 32, Financial instruments: presentation

IAS 32, Financial instruments: presentation (“IAS 32”) was amended by the IASB in December 2011. The amendment clarifies that an entity has a legally enforceable right to offset financial assets and financial liabilities if that right is not contingent on a future event and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendment to IAS 32 is effective for annual periods beginning on or after January 1, 2014. The amendment to the standard did not have any impact on the Company’s condensed consolidated interim financial statements.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

IAS 36, Impairment of assets

IAS 36, Impairment of assets (“IAS 36”) was amended by the IASB in May 2013.  The amendments require the disclosure of the recoverable amount of impaired assets when an impairment loss has been recognized or reversed during the period and additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014. The amendments to the standard did not have any impact on the Company’s condensed consolidated interim financial statements.

IAS 39, Financial instruments: recognition and measurement

IAS 39, Financial instruments: recognition and measurement (“IAS 39”) was amended by the IASB in June 2013. The amendments clarify that novation of a hedging derivative to a clearing counterparty as a consequence of laws or regulations or the introduction of laws or regulations does not terminate hedge accounting. The amendments to IAS 39 are effective for annual periods beginning on or after January 1, 2014. The amendments to the standard did not have any impact on the Company’s condensed consolidated interim financial statements.

IFRIC 21, Levies

IFRIC 21, Levies (“IFRIC 21”) was issued in May 2013 and is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation clarifies the obligating event that gives rise to a liability to pay a levy. IFRIC 21 was effective for periods beginning on or after January 1, 2014. IFRIC 21 did not have a significant impact on the Company’s condensed consolidated interim financial statements.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Amendments to IFRS 2, Share-based Payments

In the second quarter of 2014, the IASB issued Amendments to IFRS 2, Share-based Payments. The amendments change the definitions of “vesting condition” and “market condition” in the Standard, and add definitions for “performance condition” and “service condition”. They also clarify that any failure to complete a specified service period, even due to the termination of an employee’s employment or a voluntary departure, would result in a failure to satisfy a service condition. This would result in the reversal, in the current period, of compensation expense previously recorded reflecting the fact that the employee failed to complete a specified service condition. These amendments are effective for transactions with a grant date on or after July 1, 2014. These amendments had no impact on the Company’s condensed consolidated financial statements.

Amendments to IFRS 3, Business Combinations (contingent consideration)

In the second quarter of 2014, the IASB issued Amendments to IFRS 3, Business Combinations. The amendments clarify the guidance in respect of the initial classification requirements and subsequent measurement of contingent consideration. This will result in the need to measure the contingent consideration at fair value at each reporting date, irrespective of whether it is a financial instrument or a non-financial asset or liability. Changes in fair value will need to be recognized in profit and loss.  These amendments are effective for transactions with acquisition dates on or after July 1, 2014. These amendments had no impact on the Company’s condensed consolidated financial statements.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB on May 28, 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the Standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014, and will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9; fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative host contracts not within the scope of this standard.  The effective date for this standard is for annual periods beginning on or after January 1, 2018.  The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets: Clarification of Acceptable Methods of Depreciation and Amortization

On May 12, 2014, the IASB issued Amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets. In issuing the amendments, the IASB has clarified that the use of revenue-based methods to calculate the depreciation of a tangible asset is not appropriate because revenue generated by an activity that includes the use of a tangible asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.  This presumption for an intangible asset, however, can be rebutted in certain limited circumstances.  The standard is to be applied prospectively for fiscal years beginning on or after January 1, 2016 with early application permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

3.              PRODUCTION COSTS

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Raw materials and consumables	$13,463	$9,036	$40,487	$26,953
Salaries and employee benefits	8,352	7,816	26,511	23,684
Contractors	5,792	3,529	16,841	12,616
Definition and delineation drilling	861	916	3,255	3,763
Royalties	1,444	980	4,527	2,885
Rentals and operating leases	262	215	805	744
Change in inventories	(726)	884	(1,190)	4,473
Share based payments	92	(66)	275	180
Other	14	118	114	241
	$29,554	$23,428	$91,625	$75,539

4.              OTHER INCOME (LOSS), NET

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Unrealized and realized gain on embedded derivatives note 9(a(i))	$1,985	$(2,175)	$3,774	$8,416
Unrealized and realized foreign exchange (loss) gain, net	(1,960)	490	(4,358)	66
Gain on deemed disposition of investments in associates note 7	—	—	1,038	—
Write down of unamortized transaction costs on loan prepayment note 9(a(ii))	—	—	(964)	—
Amortization of deferred premium on flow through shares	101	—	101	—
Loss on deemed disposition of available for sale investment note 7(ii)	—	—	—	(1,681)
Gain on disposal of mining interest	—	—	—	200
Unrealized loss on warrants	—	—	—	(38)
Other income (loss), net	$126	$(1,685)	$(409)	$6,963

Unrealized and realized foreign exchange loss for the three and nine months ended September 30, 2014 includes $1,987 and $4,378 of unrealized and realized loss (same periods in 2013, respectively — gain of $540 and loss of $49) from certain embedded derivatives (note 9(a(i))).

5.              FINANCE INCOME AND FINANCE EXPENSE

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Interest income on bank deposits	$168	$194	$369	$652
Finance income	$168	$194	$369	$652
Borrowing costs and other interest expense	$(4,686)	$(3,670)	$(14,654)	$(9,995)
Unwinding of the discount on environmental rehabilitation provision	(6)	(19)	(43)	(47)
Finance expense	$(4,692)	$(3,689)	$(14,697)	$(10,042)
Net finance items	$(4,524)	$(3,495)	$(14,328)	$(9,390)

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

Borrowing costs and other interest expense for the three and nine months ended September 30, 2014 and 2013 include the following:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Gold Loan interest expense and amortization of transaction costs note 9(a(i))	$781	$1,370	$2,775	$4,455
Standby Line interest expense and unwinding of discount	800	1,409	3,153	3,716
Debentures interest and accretion	2,798	2,650	8,117	7,742
Borrowing costs before costs capitalized	$4,379	$5,429	$14,045	$15,913
Capitalized in mining interests	—	(1,849)	—	(6,202)
Borrowing costs	$4,379	$3,580	$14,045	$9,711

Other interest expense includes bank charges and interest expense related to finance leases of $307 and $609 for the three and nine months ended September 30, 2014 (same periods in 2013 - $81 and $275).

6.              INVENTORIES AND STOCKPILED ORE

As at	September 30, 2014	December 31, 2013
Gold in circuit	$7,292	$10,068
Stockpiled ore	3,829	3,902
Bullion	3,852	782
Materials and supplies inventory	8,191	5,626
	$23,164	$20,378

The cost of inventories and stockpiled ore recognized as an expense during the three and nine months ended September 30, 2014 (excluding royalty expense of $1,444 and $4,528) is $28,110 and $87,097 (same periods in 2013 - $22,448 and $72,654, respectively, excluding royalty expense of $980 and $2,885). There were no write downs or reversals of write downs of inventory to net realizable value during the three and nine months ended September 30, 2014 and 2013.

7.              INVESTMENTS IN ASSOCIATES

The Company’s investments in associates are as follows:

	September 30, 2014			December 31, 2013
As at	Net book value	Fair value	Ownership	Net book value	Fair value	Ownership
Northern Superior Resources Inc.	$897	$1,573	23.78%	$1,349	$1,349	23.82%
IDM Mining Ltd. (formerly Revolution Resources Corp.)	$—	$—	—	$400	$400	22.45%
	$897			$1,749

On June 10, 2014, Revolution Resources Corp. changed its name to IDM Mining Ltd. (“IDM”). On June 13, 2014 the Company’s interest in IDM was diluted to 11.6% (from 22.5%) reflecting Lake Shore Gold’s decision to not participate in a financing by IDM. Effective June 13, 2014 (the “change date”), the investment in IDM was transferred to available for sale investments since IDM is no longer considered an associate of the Company. The Company recorded a gain of $1,038 on the change date representing the difference between the Company’s carrying value of investment in IDM and market value of the available for sale investment in IDM on June 13, 2014.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

During the three and nine months ended September 30, 2014, the Company recorded a loss of $172 and $554, respectively (same period in 2013 - $411 and $962), representing the Company’s share of losses in respect of its equity investments. During the three and nine months ended September 30, 2013, the Company wrote down its investments in associates to their fair value and recorded impairment charges of $619 and $3,572, respectively, as the decline in value was considered significant or prolonged.

Sale of the Mexico subsidiary

On January 30, 2013 the Company and IDM entered into an agreement for the sale of the Company’s Mexico subsidiary (which held 100% of the Company’s Mexico property portfolio) to IDM for a number of shares of IDM and other consideration.

The agreement closed on May 8, 2013 (“closing date”) at which time the Company received 20 million common shares of IDM.

(i)            Disposal of the Mexico subsidiary

The net assets of the Mexico subsidiary were recorded as assets held for sale at December 31, 2012. In the second quarter of 2013, the Company recorded a loss of $4,302 on the disposal of the Mexico subsidiary, of which $3,967 was transferred from other comprehensive income (loss).

(ii)        Deemed disposition of available for sale investment in IDM

At closing date the Company’s interest in IDM increased to 22.5% (from approximately 7% before May 8, 2013) and IDM became an associate of Lake Shore Gold. As such, from May 8, 2013 to June 13, 2014, IDM was accounted for under the equity method of accounting.

Prior to the closing date, the Company’s investment in IDM was considered available for sale and marked to market at each period end with changes in value accumulated in other comprehensive income (loss) as part of investment revaluation reserve. The Company recorded a loss of $1,681 on the transaction (deemed disposition of the available for sale investment in IDM), $1,785 of which was transferred from investment revaluation reserve.

8.              MINING INTERESTS

Period ended September 30, 2014	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2014	$412,533	$104,509	$517,042	$165,192	$682,234
Additions	31,383	400	31,783	11,467	43,250
Construction in progress	—	—	—	7,650	7,650
Cost at September 30, 2014	$443,916	$104,909	$548,825	$184,309	$733,134
Accumulated depreciation and depletion
At January 1, 2014	$93,228	$—	$93,228	$57,421	$150,649
Depreciation	—	—	—	9,779	9,779
Depletion	45,854	—	45,854	—	45,854
Accumulated depreciation and depletion at September 30, 2014	$139,082	$—	$139,082	$67,200	$206,282
Carrying amount at September 30, 2014	$304,834	$104,909	$409,743	$117,109	$526,852

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

Year ended December 31, 2013	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2013	$501,107	$134,605	$635,712	$175,851	$811,563
Additions	57,461	302	57,763	3,193	60,956
Construction in progress additions net of transfers	—	—	—	38,232	38,232
Change in estimate and discount rate (environmental rehabilitation assets)	(540)	—	(540)	—	(540)
Sale leaseback transaction	—	—	—	(2,977)	(2,977)
Impairment charge	(145,495)	(30,398)	(175,893)	(49,107)	(225,000)
Cost at December 31, 2013	$412,533	$104,509	$517,042	$165,192	$682,234
Accumulated depreciation and depletion
At January 1, 2013	$47,779	$—	$47,779	$43,896	$91,675
Sale leaseback transaction	—	—	—	(821)	(821)
Depreciation	—	—	—	14,346	14,346
Depletion	45,449	—	45,449	—	45,449
Accumulated depreciation and depletion at December 31, 2013	$93,228	$—	$93,228	$57,421	$150,649
Carrying amount at December 31, 2013	$319,305	$104,509	$423,814	$107,771	$531,585

During the first quarter of 2014, the Company issued 50,000 common shares to certain First Nation communities, under an Impact and Benefits Agreement, valued at $45 and capitalized in mining interests.

The depreciation of plant and equipment utilized in capital development is capitalized ($308 and $959, respectively, for the three and nine months ended September 30, 2014; $522 and $1,911 for same periods in 2013).

9.              LONG TERM DEBT

As at	September 30, 2014	December 31, 2013
Gold Loan (a(i))	$9,849	$18,458
Standby Line (a(ii))	18,492	26,275
Convertible Debentures (b)	86,939	85,292
	$115,280	$130,025
Current portion of long term debt and derivatives(a)	13,460	13,339
Long term debt	$101,820	$116,686

(a)         Sprott Resource Lending Partnership Credit Facility

On June 14, 2012, the Company signed a financing agreement with Sprott Resource Lending Partnership (“Sprott”) for a credit facility (the “Facility”) totaling up to $70,000, secured by the material assets of the Company. The Facility involves two components, a $35,000 gold loan (the “Gold Loan”), payable monthly starting on January 31, 2013 to May 31, 2015, and a standby line of credit (the “Standby Line”) for an additional $35,000. The transaction closed on July 16, 2012, at which time the Company received $35,000 for the Gold Loan. The Standby Line of $35,000 was fully drawn on February 1, 2013.

On December 12, 2013, the Company entered into a modification agreement (the “Modification Agreement”) with Sprott whereby the Company will repay the Standby Line through 18 equal monthly payments starting on June 30, 2015 with the final payment due on November 30, 2016; previously, the Standby Line was due in full on January 1, 2015. The Company paid $5,000 of principal on the Standby

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

Line in December 2013 and $10,000 on June 4, 2014, leaving $20,000 of principal outstanding on the Standby Line.

The Sprott debt facility has certain financial covenants, as disclosed in note 19 of the annual consolidated financial statements, which must be maintained on an ongoing basis. The Company was in compliance with all debt covenants throughout the nine months ended September 30, 2014 and the year ended December 31, 2013.

(i)             Gold Loan

As at	September 30, 2014	December 31, 2013
Accreted principal, net of unamortized transaction costs	$11,439	$22,754
Embedded Derivative asset	(2,385)	(6,702)
Minimum Return Derivative liability	795	2,406
	9,849	$18,458
Current portion of Gold Loan	11,439	18,024
Current portion of embedded derivatives	(1,590)	(4,685)
Long term portion of Gold Loan	$—	$5,119

The Gold Loan is being repaid through 29 monthly cash payments which started on January 31, 2013 based on 947 ounces of gold each month multiplied by the Bloomberg gold closing price on the date of payment.

As a result of the indexation of the principal repayments to the movement in the price of gold, the Gold Loan contains a derivative which is embedded in the Canadian dollar denominated debt instrument (the “Embedded Derivative”). The Embedded Derivative is marked to market at each period end with changes in fair value recorded as other income (expense) and foreign exchange gain (loss), the latter representing the impact of changes in the US$/Canadian$ exchange rate on the fair value of the derivative.

The Modification Agreement provided for the minimum return (the “floor”) on the Gold Loan to increase to 7.5% (from 5% under the original agreement); the minimum return provision is considered a derivative embedded in the Gold Loan (the “Minimum Return Derivative”) due to the floor being in the money at the time of the modification. The Minimum Return Derivative is equivalent to the additional amount (if any) the Company will have to pay at the maturity of the Gold Loan to ensure the return to Sprott is at least 7.5%; the derivative is marked to market at each period end with changes in fair value recorded as unrealized derivative gain (loss).

Gold Loan changes for three and nine months ended September 30, 2014 and 2013 were as follows:

	Three months ended September 30, 2014			Nine months ended September 30, 2014
	Accreted Principal	Transaction Costs	Total	Accreted Principal	Transaction Costs	Total
At beginning of period	$16,122	$(740)	$15,382	$23,894	$(1,140)	$22,754
Cash payments	(3,948)	—	(3,948)	(11,988)	—	(11,988)
Interest expense	578	203	781	2,172	603	2,775
Realized derivative gain	(1,012)	—	(1,012)	(2,857)	—	(2,857)
Realized foreign exchange loss	236	—	236	755	—	755
At September 30, 2014	$11,976	$(537)	$11,439	$11,976	$(537)	$11,439

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

	Three months ended September 30, 2013			Nine months ended September 30, 2013
	Accreted Principal	Transaction Costs	Total	Accreted Principal	Transaction Costs	Total
At beginning of period	$31,010	$(1,548)	$29,462	$37,577	$(1,948)	$35,629
Cash payments	(3,998)	—	(3,998)	(12,669)	—	(12,669)
Interest expense	1,167	203	1,370	3,852	603	4,455
Realized derivative gain	(811)	—	(811)	(1,625)	—	(1,625)
Realized foreign exchange loss	154	—	154	387	—	387
At September 30, 2013	$27,522	$(1,345)	$26,177	$27,522	$(1,345)	$26,177

Embedded Derivative and Minimum Return Derivative (together “the embedded derivatives”) movements for the three and nine months ended September 30, 2014 and 2013 were as follows:

	Three months ended September 30, 2014			Nine months ended September 30, 2014
Embedded derivatives	Embedded Derivative (asset) liability	Minimum Return Derivative liability	Total	Embedded Derivative (asset) liability	Minimum Return Derivative liability	Total
At beginning of period	$(2,559)	$191	$(2,368)	$(6,702)	$2,406	$(4,296)
Unrealized derivative (gain) loss	(1,577)	604	(973)	694	(1,611)	(917)
Unrealized foreign exchange loss	1,751	—	1,751	3,623	—	3,623
At September 30, 2014	$(2,385)	$795	$(1,590)	$(2,385)	$795	$(1,590)

	Three months ended September 30, 2013			Nine months ended September 30, 2013
Embedded derivatives	Embedded Derivative (asset) liability	Minimum Return Derivative liability	Total	Embedded Derivative (asset) liability	Minimum Return Derivative liability	Total
At beginning of period	$(8,276)	$—	$(8,276)	$1,145	$—	$1,145
Unrealized derivative loss (gain)	2,986	—	2,986	(6,791)	—	(6,791)
Unrealized foreign exchange gain	(694)		(694)	(338)	—	(338)
At September 30, 2013	$(5,984)	$—	$(5,984)	$(5,984)	$—	$(5,984)

(ii)          Standby Line

	Nine months ended	Year ended December 31,
As at	September 30, 2014	2013
Balance at beginning of period	$26,275	$—
Principal payments	(10,000)	(5,000)
Write down of unamortized transaction costs	964	—
Loan principal draw down net of transaction costs	—	30,905
Interest expense and unwinding of discount	3,154	3,527
Interest payments	(1,901)	(3,157)
Balance at end of period	$18,492	$26,275
Current portion of Standby Line	3,611	—
Long term portion of Standby Line	$14,881	$26,275

The Standby Line bears annual interest of 9.75%, compounded monthly. The Company can prepay up to $10,000 of the principal in 2014 without penalty ($10,000 was paid on June 4, 2014) and incur a penalty of 8% for prepayments above $10,000. The Company will incur prepayment penalties of 6% and 4%, respectively, for any prepayments in 2015 and 2016. The Company is liable for a 1% rollover fee on the outstanding principal at December 31, 2014 (reduced from 2% with the $10,000 prepayment in June 2014).

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

(b)         Convertible Debentures

	Nine months ended September 30, 2014	Year ended December 31, 2013
Balance at beginning of period	$85,292	$81,778
Interest expense and unwinding of discount	8,116	10,390
Interest payments	(6,469)	(6,876)
	$86,939	$85,292

In September 2012, the Company issued 103,500 at $1.0 of Convertible Unsecured Debentures (the “Debentures”) for an aggregate principal amount of $103,500 which bears annual interest at 6.25%, payable semi-annually in arrears on March 31 and September 30 of each year, starting on March 31, 2013, and maturing on September 30, 2017.

The Debenture holders may convert the Debentures at their option at any time prior to the maturity date. The Debentures are convertible into common shares of the Company at a conversion rate of 714.2857 common shares for every $1,000 amount principal of the Debentures, subject to adjustment in certain events.

The Debentures are redeemable in cash or in the Company’s shares starting from September 30, 2015 provided the volume weighted average price of the Company’s shares on the TSX for 20 consecutive trading days ending five days prior to the date on which notice of redemption is given (the “current market price”) is at least $1.82 per common share. The number of shares to be issued will be determined by dividing the principal amount of Debentures to be redeemed by 95% of the current market price.

The Company may purchase the Debentures in the market at any time, subject to regulatory requirements.

The option of the holders to convert the Debentures into common shares of the Company resulted in the Debentures being accounted for as a compound financial instrument with $82,512 recorded at inception as long term debt and $20,988 as equity (the latter representing the value of the holder conversion option). The debt component is subsequently measured at amortized cost using the effective interest rate method.

10.       EQUITY

a)   Share capital

On May 22, 2014, the Company raised gross proceeds of $5,035 through the issuance of 5,300,000 flow-through common shares under a private placement at $0.95 per flow through share. The Company has until December 31, 2015 to spend the flow through funds raised on eligible Canadian exploration expenditures (“CEE”). The Company has spent $570 on CEE to September 30, 2014.

Under the Company’s accounting policy, the proceeds from the issuance of the flow through shares are split between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the market price of the shares on the date of issuance and the amount the investor pays for the shares. A deferred flow-through premium liability is recognized for the difference. The liability is reversed when the expenditures are made and is recorded in other income. The spending also gives rise to a deferred tax timing difference between the carrying value and tax value of the qualifying expenditure. The net proceeds from the flow through financing of $4,961 were recorded as share capital ($4,077) and deferred premium liability ($884). During the three and nine months ended September 30,

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

2014, the Company amortized $101 and $101, respectively, of deferred premium (recorded on other income(loss)).

b)   Reserves

i)                Share Options

As at September 30, 2014, the Company had 20,694,566 options outstanding of which 10,290,000 are exercisable. Movements in share options during the nine months ended September 30, 2014 and 2013 were as follows:

	September 30, 2014		September 30, 2013
	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price
Outstanding, beginning of year	24,245,365	$1.89	23,087,535	$2.32
Granted	495,000	$0.79	450,000	$0.37
Forfeited and expired	(3,492,799)	$1.92	(3,782,085)	$2.02
Exercised	(553,000)	$0.87	(30,000)	$0.79
Outstanding, end of period	20,694,566	$1.89	19,725,450	$2.34
Exercisable, end of period	10,290,000		10,614,450

ii)            Share-based payment expense

Share based payment expense includes the stock option expense for the period and the expense related to the performance share units (PSUs) and deferred share units (DSUs”). During the three and nine months ended September 30, 2014, the Company recognized $668 and $1,789, respectively (same period in 2013, $Nil and $25, respectively) share based payment expense related to PSUs and DSUs (included as part of general and administrative expenses).

Share-based payment expense recognized (representing stock option expense for the period) is allocated to production costs (options granted to mine employees), general and administrative costs (options granted to directors and corporate employees), exploration expenses (options granted to individuals involved in exploration work on the green field exploration stage properties), and capitalized as part of mining properties (options granted to individuals involved on the specific projects capitalized). The Company capitalized $Nil of share-based payments for the three and nine months ended September 30, 2014 (same periods in 2013 - $23 and $28).

The Company granted 495,000 stock options to its employees during the nine months ended September 30, 2014 which vest over a period of 3 years, are exercisable at $0.78 per option (for 450,000 stock options) and $0.89 per option (for 45,000 stock options), and have a total fair value of $211. The fair value of stock options granted during the nine months ended September 30, 2014 is estimated at the time of the grant using the Black-Scholes options pricing model with assumptions as follows: expected volatility of 93%, based on past history, a risk-free interest rate of 1.03%, dividend rate of $Nil and expected time to exercise of 3.5 years.

The allocation of the share-based payment expense (including PSUs and DSUs expense) in the condensed consolidated statements of comprehensive income (loss) for the three and nine month periods ended September 30, 2014 and 2013 is as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
General and administrative	$775	$484	$2,381	$1,395
Production costs	99	(66)	295	180
Exploration	—	19	—	72
Total share-based payments	$874	$437	$2,676	$1,647

c)   Basic and diluted earnings (loss) per share

The basic and diluted earnings (loss) per share for the three and nine months ended September 30, 2014 and 2013 is calculated as shown in the table below. The diluted income per share for the three and nine months ended September 30, 2014 includes the impact of certain outstanding options; the impact of the outstanding convertible debentures is not included in the calculations as the impact would be anti-dilutive. The calculation of diluted loss per share for the three and nine months ended September 30, 2013 does not include impact of the outstanding options and convertible debentures as the impact would have been anti-dilutive.

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Net earnings (loss) from continuing operations	$7,889	$(1,718)	$25,716	$(3,474)
Weighted average basic number of common shares outstanding (in ‘000s)	422,342	416,620	419,367	416,507
Basic income (loss) per share from continuing operations	$0.02	$(0.00)	$0.06	$(0.01)

Weighted average diluted number of common shares outstanding (in ‘000s)	428,673	416,620	423,919	416,507
Diluted income (loss) per share from continuing operations	$0.02	$(0.00)	$0.06	$(0.01)

Net earnings (loss)	$7,889	$(1,718)	$25,716	$(7,776)
Weighted average basic number of common shares outstanding (in ‘000s)	422,342	416,620	419,367	416,507
Basic income (loss) per share	$0.02	$(0.00)	$0.06	$(0.02)

Weighted average diluted number of common shares outstanding (in ‘000s)	428,673	416,620	423,919	416,507
Diluted income (loss) per share	$0.02	$(0.00)	$0.06	$(0.02)

Weighted average diluted number of common shares for the three and nine months ended September 30, 2014 and 2013 is calculated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Weighted average commons share outstanding	422,342	416,620	419,367	416,275
In the money shares-share options (in ‘000s)	6,331	—	4,552	—
Weighted average diluted number of common shares outstanding	428,673	416,620	423,919	416,275

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

11.       SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Change in operating working capital
Decrease in receivables and prepaids	$287	$1,285	$8	$1,997
(Increase) decrease in inventories and stockpiled ore	(746)	(552)	(4,809)	2,144
Increase (decrease) in accounts payable and accrued liabilities	1,222	(2,370)	3,632	(1,954)
	$763	$(1,637)	$(1,169)	$2,187

			2014	2013
Cash and cash equivalents at September 30 consist of:
Cash			$32,120	$14,746
Short term investments			30,070	—
			$62,190	$14,746

	Three months ended September 30,		Nine months ended September 30,
Non-cash investing and financing activities	2014	2013	2014	2013

Mining interests
Reduction in working capital related to mining interests	$1,137	$(3,171)	$(1,506)	$(7,158)
Shares issued as part of mining property agreements	—	—	45	32
Stock options capitalized	—	23	—	28
Non cash interest capitalized	—	796	—	2,110
Changes in mine closure assets		(394)	562	(394)
	$1,137	$(2,746)	$(899)	$(5,382)
Assets held for sale
Translation of foreign operations note 7(i)	$—	$0	$—	$3,967
Shares received as consideration for disposal of foreign operations	—	—	—	1,700
	$—	$0	$—	$5,667
Share Capital
Transfer of amounts from contributed surplus	$177	$0	$177	$13
Shares issued as part of mining property agreement	—	—	45	32
Shares issued as part of the Facility agreement	—	—	—	700
Deferred premium on flow throgh financing note 10(a)	—	—	(884)	—
	$177	$—	(662)	$745

12.       SEGMENTED INFORMATION

The Company has two operating segments: mining operations and exploration and advanced exploration. Corporate, which is not an operating segment, includes all the corporate growth and development activities and the corporate team that provides administrative, technical, financial and other support to all of the Company’s business units. Other corporate expenses include general and administrative costs and the Company’s share of loss of its equity investments; finance (loss) income, net, includes bank and debt interest and other charges and interest earned on cash and cash equivalents. The information reported below is based on the information provided to the Chief Executive Officer, who is the chief operating decision maker.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

As at and for the three months ended September 30, 2014

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$63,514	$—	$—	$63,514
Earnings from mine operations	16,144	—	—	$16,144
Expenses
General and administrative	—	—	(3,281)	(3,281)
Exploration and evalution	—	(404)	—	(404)
Share of loss of investments in associates	—	—	(172)	(172)
Earnings (loss) from operations and associates	16,144	(404)	(3,453)	12,287
Other income	—	—	126	126
Finance items (net)	—	—	(4,524)	(4,524)
Net earnings (loss)	$16,144	$(404)	$(7,851)	7,889
Expenditures on mining interests including movements in working capital	$13,562	$401	$—	$13,963
Total assets	$453,763	$104,967	$66,529	$625,259
Total liabilities	$41,708	$—	$121,110	$162,818

As at and for the nine months ended September 30, 2014

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$200,064	$—	$—	$200,064
Earnings from mine operations	52,825	—	—	$52,825
Expenses
General and administrative	—	—	(10,967)	(10,967)
Exploration and evalution	—	(851)	—	(851)
Share of loss of investments in associates	—	—	(554)	(554)
Earnings (loss) from operations and associates	52,825	(851)	(11,521)	40,453
Other loss	—	—	(409)	(409)
Finance items (net)	—	—	(14,328)	(14,328)
Net earnings (loss)	$52,825	$(851)	$(26,258)	$25,716
Expenditures on mining interests including movements in working capital	$40,347	$401	$—	$40,748
Total assets	$453,763	$104,967	$66,529	$625,259
Total liabilities	$41,708	$0	$121,110	$162,818

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

Three months ended September 30, 2013

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$44,301	$—	$—	$44,301
Earnings from mine operations	7,554	—	—	$7,554
Expenses
General and administrative	—	—	(2,823)	(2,823)
Exploration and evalution	—	(239)	—	(239)
Share of loss of investments in associates	—	—	(411)	(411)
Write down of investments in associates	—	—	(619)	(619)
Earnings (loss) from operations and associates	7,554	(239)	(3,853)	3,462

Other income	—	—	(1,685)	(1,685)
Finance items (net)	—	—	(3,495)	(3,495)
Earnings (loss) from continuing operations	7,554	(239)	(9,033)	(1,718)
Loss from discontinued operations	—	—	—	—
Net earnings (loss)	$7,554	$(239)	$(9,033)	$(1,718)
Expenditures on mining interests including movements in working capital	$17,362	$—	$—	$17,362
As at December 31, 2013
Total assets	$454,350	$104,568	$39,014	$597,932
Total liabilities	$33,086	$—	$133,678	$166,764

Nine months ended September 30, 2013

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$126,833	$—	$—	$126,833
Earnings from mine operations	13,211	—	—	$13,211
Expenses
General and administrative	—	—	(8,711)	(8,711)
Exploration and evalution	—	(1,013)	—	(1,013)
Share of loss of investments in associates	—	—	(962)	(962)
Write down of investments in associates	—		(3,572)	(3,572)
Earnings (loss) from operations and associates	13,211	(1,013)	(13,245)	(1,047)

Other income	—	—	6,963	6,963
Finance items (net)	—	—	(9,390)	(9,390)
Earnings (loss) from continuing operations	13,211	(1,013)	(15,672)	(3,474)
Loss from discontinued operations	—	(4,302)	—	(4,302)
Net earnings (loss)	$13,211	$(5,315)	$(15,672)	$(7,776)
Expenditures on mining interests including movements in working capital	$87,622	$64	$—	$87,686
As at December 31, 2013
Total assets	$454,350	$104,568	$39,014	$597,932
Total liabilities	$33,086	$—	$133,678	$166,764

* Mining operations include activities on the Company’s Timmins West Mine, Bell Creek Mine and Bell Creek Mill.

** Exploration and advanced exploration include green field exploration (which is expensed on the consolidated statement of income (loss)) as well as properties capitalized as per the Company’s policy (other than expenditures on properties forming part of mining operations).

The Company sells its gold bullion through several brokers and there is no economic dependence; the Company does not have any long term sales contracts.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

13.       FINANCIAL INSTRUMENTS

CARRYING VALUES OF FINANCIAL INSTRUMENTS

The carrying values of the financial assets and liabilities at September 30, 2014 and December 31, 2013 are as follows:

As at,	September 30, 2014	December 31, 2013
Financial Assets
At fair value through profit or loss
Cash and cash equivalents	$62,190	$33,120
Restricted cash	7,343	7,095
Embedded Derivative asset note 9(a)	2,385	6,702
	$71,918	$46,917
Loans and receivable, measured at amortized cost
Receivables	$2,805	$2,405

Available-for-sale, measured at fair value
Investments in public companies	$1,820	$416

Financial Liabilities
At fair value through profit or loss
Minimum Return Derivative liability note 9(a)	$795	$2,406

Other financial liabilities, measured at fair value
Share-based liabilities	$2,533	$754

Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$23,330	$21,619
Long term debt note 9	$115,280	$130,025
	$138,610	$151,644

FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of cash and cash equivalents, restricted cash, receivables and accounts payable and accrued liabilities approximate their carrying values due to the short term to maturity of these financial instruments. The fair value of Debentures at September 30, 2014 is $104,545 (December 31, 2013 - $79,809).

The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

	September 30, 2014	December 31, 2013
As at	Level 1	Level 1

Cash and cash equivalents	$62,190	$33,120
Restricted cash	$7,343	$7,095
Investments in public companies	$1,820	$416
Standby Line liability	$20,000	$30,120

	Level 2	Level 2

Gold Loan liability	$10,695	$21,192
Embedded Derivative asset note 9(a)	$2,385	$6,702
Minimum Return Derivative liability note 9(a)	$795	$2,406
Share-based liabilities	$2,533	$754

The Company does not have Level 3 input financial instruments. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments in the period.

The fair value of the gold loan liability and embedded derivative (asset) liability are determined by discounting future payments based on forward gold prices and forward US$/Canadian$ foreign exchange rates.

The fair value of share based liabilities and warrant investments are determined based on option pricing models that utilize a variety of inputs that are a combination of quoted prices and market corroborated inputs.